April 9, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:      Sonia Bednarowski

Re:	QCR Holdings, Inc.

Request for Acceleration of Effectiveness of Form S-3

SEC File No. 333-237170 (“Registration Statement”)

Dear Ms. Bednarowski:

On behalf of QCR Holdings, Inc., as registrant, the undersigned officer hereby requests that the effective date for the Registration Statement, as amended, be accelerated so that it will be declared effective at 3:00 p.m. (Washington, D.C. time) on Monday, April 13, 2020 or as soon as practicable thereafter.

The staff should feel free to telephone Abdul R. Mitha of Barack Ferrazzano Kirschbaum & Nagelberg LLP, the registrant’s legal counsel, at (312) 629-5171 with any questions or comments.

Very truly yours,

QCR Holdings, Inc.

/s/ Todd A. Gipple
Todd A. Gipple
President, Chief Operating Officer & Chief Financial Officer